UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

THE ARISTOTLE CORPORATION

(Name of Issuer)

Series I Preferred Stock, par value $.01 per share

(Title of Class of Securities)

040448-30-0

(Cusip Number)

John J. Crawford

27 Elm Street

New Haven, CT 06510

(203) 786-4719

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040448-30-0

  NAMES OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  John J. Crawford

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a) [ ]

  (b) [ ]

  SEC USE ONLY
  SOURCE OF FUNDS*

PF, SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OR ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  SOLE VOTING POWER                    95,553  SHARES
  SHARED VOTING POWER                   - 0 -  SHARES (see Item 5)
  SOLE DISPOSITIVE POWER           95,553 SHARES
  SHARED DISPOSITIVE POWER          - 0 -  SHARES (see Item 5)
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                               EACH REPORTING PERSON           95,553 SHARES
  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  [ ]

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
  TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

Item 1. Security and Issuer

The undersigned hereby supplements and amends the Schedule 13D, dated June 17, 2002 (the "Statement"), filed in connection with the Series I Preferred Stock, par value $.01 per share ("Series I Preferred Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 96 Cummings Point Road, Stamford, Connecticut 06902, as follows (reference is made to the Statement for previously reported facts):

Item 2. Identity and Background

Item 2(3) of the Statement is hereby amended to modify such provision to read as follows:

"The Reporting Person serves as a member of the Board of Directors of the Company and as a member of the Executive Committee of the Board of Directors."

Item 4. Purpose of Transaction

The first paragraph of Item 4 of the Statement is amended to read as follows:

"Since June 17, 2002, the Reporting Person has sold and/or donated 20,915 shares of the Series I Preferred Stock and 30,665 shares of the Common Stock in connection with the Reporting Person's personal financial planning. The Reporting Person may from time to time, acquire or sell additional shares of the Company's securities. Such transactions will be consummated by the Reporting Person for investment purposes and in connection with the Reporting Person's personal financial planning."

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to modify the first paragraph as follows:

"The Reporting Person is the beneficial owner and has the power to vote and dispose of 95,553 shares of Series I Preferred Stock, which constitutes 9.1% of the outstanding shares of Series I Preferred Stock. The Reporting Person is also the beneficial owner and has the power to vote and dispose of 85,753 shares of Common Stock, which constitutes .5% of the outstanding shares of Common Stock."

Item 5 of the Statement is further amended hereby to add the following:

"Since June 17, 2002, the Reporting Person has sold and/or donated 20,915 shares of Series I Preferred Stock and 30,665 shares of Common Stock. These transactions have all been private sales and/or charitable contributions. The sales of shares of Series I Preferred Stock have been made at sale prices of between $6.60 and $7.10 per share. The sales of shares of Common Stock have been made at sale prices of between $3.40 and $4.00 per share. These transactions have been made by the Reporting Person in connection with the Reporting Person's personal financial planning."

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                                                              /s/ John J. Crawford

      April 11, 2003                                                               ________________

                                                                                                   John J. Crawford